UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION

SUBSTITUTION OF
THE PURCHASE OF 24 BOEING 787 SERIES AIRCRAFT
WITH THE PURCHASE OF 45 BOEING 737 NG AIRCRAFT

On 17 October 2011, the Company entered into the Termination Agreement regarding the termination of the CEA 787 Agreement and the SA 787 Agreement, and the Company entered into the Agreement with Boeing Company regarding the Transaction.

The Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 59.94% of the issued share capital of the Company, does not have any interest or benefit under the Transaction. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Transaction.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 25 November 2011.

THE EXISTING AGREEMENTS

Reference is made to the Company’s announcement dated 8 August 2005, circular dated 19 September 2005 and announcement dated 4 November 2005 regarding the Company’s purchase of 15 Boeing 787 series aircraft from Boeing Company pursuant to the CEA 787 Agreement.

On 8 August 2005, Shanghai Airlines and Boeing Company entered into the SA 787 Agreement, pursuant to which Shanghai Airlines purchased 9 Boeing 787 series aircraft from Boeing Company. As further described on page 74 of the Company’s annual report 2010, the Company entered into an agreement with Shanghai Airlines on 10 July 2009 in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines, which exchange was completed on 28 January 2010. Following the said absorption, the SA 787 Agreement was novated by Shanghai Airlines in favour of the Company. Therefore, as at the date of this announcement and immediately before entering into the Termination Agreement, the Company has orders of 24 Boeing 787 aircraft in total.

THE NEW AGREEMENT

On 17 October 2011, the Company entered into the Termination Agreement regarding the termination of the CEA 787 Agreement and the SA 787 Agreement, and the Company entered into the Agreement with Boeing Company regarding the Transaction.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Aircraft (i.e. 45 brand new Boeing 737 NG aircraft).

Consideration	:
The aircraft basic price of the Aircraft in aggregate is approximately USD3.3 billion (equivalent to approximately RMB21 billion) based on the relevant price catalog in 2008. Such aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price for the Aircraft in aggregate is comparable to the aircraft basic price for the 24 Boeing 787 aircraft in total under the CEA 787 Agreement and the SA 787 Agreement.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company significant price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. In respect of the Transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in this announcement and the Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Agreement is more favourable than the price concessions granted to the Company under the 2008 Agreement. The price concessions granted to the Company under the Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Agreement have no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding	:
The Consideration is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

The prepayment paid to Boeing Company by the Company pursuant to the CEA 787 Agreement and by Shanghai Airlines pursuant to the SA 787 Agreement will be used to deduct part of the Consideration and as the prepayment for the purchase of other brand new aircraft from Boeing Company in the future.

Delivery	:	The Aircraft are expected to be delivered to the Company in stages from 2014 to 2016.

GENERAL

The Company and Boeing Company	:	The Company is principally engaged in the business of civil aviation.

Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

Reasons for entering into the Termination Agreement and the Transaction, and benefits expected to accrue to the Company	:
Due to Boeing Company’s delay in delivery of the 24 Boeing 787 series aircraft (i.e. the 15 Boeing 787 series aircraft under CEA 787 Agreement and the 9 Boeing 787 series aircraft under the SA 787 Agreement), according to the latest development plan of the Company and after arm’s length negotiations, the Company and Boeing Company agreed to substitute the purchase of the said 24 Boeing 787 series aircraft with the purchase of 45 Boeing 737 NG aircraft. Boeing Company has agreed to paid certain amount of indemnity to the Company, which will be used to pay for part of the Consideration.

The Aircraft will primarily be used to satisfy the increasing demand of the domestic passenger air transportation as well as the international and regional medium-and-short-haul routes passenger air transportation in the coming years, and to increase the Company’s competitiveness in the domestic, international and regional passenger air transportation market in the medium-and-short haul routes. The purchase of the Aircraft will further enhance the route coverage of the Company and increase the economic benefit to the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the addition of the Aircraft will increase the ATKs of the Company b y approximately 8.65% (based on the ATKs of the Company as at 31 December 2010).

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Transaction has been approved by the Directors, and is subject to approval by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

The Directors believe that the terms of the Agreement (including the price concessions under the Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Major transaction	:	The Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 59.94% of the issued share capital of the Company, does not have any interest or benefit under the Transaction. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Transaction.

The Transaction has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

FURTHER INFORMATION

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 25 November 2011. Under Rule 14.41(a) of the Listing Rules, the Company is required to despatch the Circular within 15 business days after publication of this announcement. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.41(a) of the Listing Rules, for the following key reasons:

1.
The Company expects to incur additional time in collating and finalising certain information (including financial information) for insertion in the Circular. Given that the Company has a large number of overseas offices, the work required to prepare the statement of indebtedness, working capital sufficiency statement and certain financial information in the Circular is expected to be time-consuming and extensive. As such, to require the Company to undertake this work within 15 business days after publication of the Announcement would cause undue burden to the Company in terms of time, labour and cost, which would not be in the best interests of the Company and its shareholders; and

2.
Responses from certain parties to the Company’s queries are expected to be delayed, such responses being needed to prepare certain information (such as the statement of indebtedness and working capital sufficiency statement) in the Circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2008 Agreement”	means the agreement entered into on 30 January 2008 by the Company with Boeing Company regarding the purchase of 30 Boeing 737 NG series aircraft;

“Agreement”	means the agreement entered into on 17 October 2011 by the Company (as purchaser) with Boeing Company (as seller) regarding the purchase of the Aircraft;

“Aircraft”	means 45 brand new Boeing 737 NG aircraft;

“ATKs”	means the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA 787 Agreement”	means the agreement entered into on 8 August 2005 by the Company with Boeing Company regarding the Company’s purchase of 15 Boeing 787 series aircraft from Boeing Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of the issued share capital of the Company as at the date of this announcement;

“Circular”	means the circular to be issued by the Company to its shareholders containing information required under the Listing Rules in respect of the Transaction;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Aircraft (taking into account of the price concessions);

“Directors”	means the directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SA 787 Agreement”
means the agreement entered into on 8 August 2005 by Shanghai Airlines with the Boeing Company regarding Shanghai Airline’s purchase of 9 Boeing 787 series Aircraft from Boeing Company, which was announced on the Shanghai Stock Exchange on 10 August 2005;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), a wholly owned subsidiary of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Termination Agreement”	means the agreement entered into between the Company and Boeing Company regarding the termination of the CEA 787 Agreement and the SA 787 Agreement;

“Transaction”	means the purchase of the Aircraft by the Company under the Agreement; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.37 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
17 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 17, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary